FORM 5

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holding Reported. Form 4 Transactions Reported.

1.  Name and Address of Reporting Person
         Drew, Ernest H.
         425 Corporate Circle
         Golden, CO  80401
2.  Issuer Name and Ticker or Trading Symbol
         UQM Technologies, Inc. (UQM)
3.  IRS Identification Number of Reporting Person, if an entity (Voluntary)
         N/A
4.  Statement for Month/Year

         March 2001

5.  If Amendment, Date of Original (Month/Year)

         N/A
6.  Relationship of Reporting Person to Issuer
         Director

7.  Individual or Joint/Group Reporting

         Individual

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Benefically Owned


1.  Title of Security (Instr. 3)

         Line 1 - Common Stock
         Line 2 - Common Stock

2.  Transaction Date (Month/Day/Year)

         N/A

3.  Transaction Code (Instr. 8)

         N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         N/A

5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)

         Line 1 - 154,500 shares
         Line 2 - 131,100 shares

6.  Ownership Form:  Direct (D) or Indirect (I)  (Instr. 4)

         Line 1 - Direct
         Line 2 - Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

         Line 1 - N/A
         Line 2 - Retirement accounts for the benefit of Ernest H. Drew; common stock held individually by Katy E. Drew, wife of Mr. Drew; and common stock held by Katy E. Drew, wife of Mr. Drew, as custodian for Kevin Drew, son of Mr. Drew.

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

         Line 1 - Call option
         Line 2 - Call option
         Line 3 - Call option
         Line 4 - Warrant

2.  Conversion or Exercise Price of Derivative Security

         Line 1 - $8.00 Line 2 - $8.00 Line 3 - $8.00 Line 4 - $8.00

3.  Transaction Date (Month/Day/Year)

         Line 1 - August 15, 2000 Line 2 - August 15, 2000 Line 3 - August 15, 2000 Line 4 - N/A

4.  Transaction Code (Instr. 8)

         Line 1 - Code:  A
         Line 2 - Code:  A
         Line 3 - Code:  A
         Line 4 - N/A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Line 1 - Amount:  1,603
         Line 2 - Amount:  1,603
         Line 3 - Amount:  1,602
         Line 4 - N/A

6.  Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - Date exercisable:  August 15, 2001; Expiration Date:  August 14, 2010
Line 2 - Date exercisable:  August 15, 2002; Expiration Date:  August 14, 2010
Line 3 - Date exercisable: August 15, 2003; Expiration Date: August 14, 2010 Line 4 - N/A


7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

Line 1 - Title of Underlying Securities:   Common Stock;  Amount:  1,603 shares
Line 2 - Title of Underlying Securities:   Common Stock;  Amount:  1,603 shares
Line 3 - Title of Underlying Securities:   Common Stock;  Amount:  1,602 shares
Line 4 - Title of Underlying Securities:   Common Stock;  Amount:  40,000 shares

8.  Price of Derivative Security (Instr. 5)

         N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

         Line 4 - Amount:  54,083 shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

         Direct - 54,083 shares

11. Nature of Indirect Beneficial Ownership  (Instr. 4)

         N/A

Explanation of Responses:
         Mr. Drew disclaims beneficial ownership of the common stock hold by Katy E. Drew, individually, and the shares held by Katy E. Drew as custodian for Kevin Drew

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/ Ernest H. Drew
**Signature of Reporting Person                         Date:  May 4, 2001